Exhibit 99.1

Issuance of Debentures by Vitru Brasil Empreendimentos, Participações e Comércio S.A.

Florianópolis, Brazil, May 5, 2023 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) announced today that its wholly owned subsidiary Vitru Brasil Empreendimentos, Participações e Comércio S.A (“Vitru Brazil”), a corporation (sociedade anônima) formed under the laws of the Federative Republic of Brazil, has approved today the issuance of its second simple, secured, non-convertible debentures (the “Debentures”) in a public offering directed solely to professional investors in Brazil, in compliance with Rule No. 160 of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários). The aggregate principal amount of the Debenture is R$190,000,000.00 (one hundred and ninety million BRL) with a nominal unit value of R$1.000,00 (one thousand BRL).

The Debentures will be issued on May 5, 2023. The Debentures will mature on the date that is five years from the issuance date.

The interest rate applicable to the Debentures will be equal to the Brazilian daily interbank deposit rate (Depósito Interfinanceiro) plus a spread of 2.60% yearly, based on 252 (two hundred and fifty-two) business days.

The Debentures will be secured by (i) a fiduciary assignment of receivables from education services provided by CESUMAR – Centro de Ensino Superior de Maringá Ltda. (“Cesumar”) and (ii) the following subsidiaries of Vitru Brasil: Sociedade Educacional Leonardo da Vinci Ltda., Sociedade Educacional do Vale do Itapocu Ltda., Fac Educacional Ltda., Fair Educacional Ltda. and Cesumar.

The net proceeds from the issuance of the Debentures will be used by Vitru Brasil:

(i) to extend the maturity profile of its indebtedness, and/or (ii) for working capital purposes.

The minutes of the meeting are available on the websites of Vitru Brazil and the CVM, as required by applicable law.

This communication is distributed for informative purposes only in accordance with Rule No. 44 of the CVM, and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor does it constitute an invitation or solicitation to participate in the offering of the Debentures.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IR

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/